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                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13G

                    Under the Securities Exchange Act of 1934


                     American Pharmaceutical Partners, Inc.
                                (Name of Issuer)


                                  Common Stock
                         (Title of Class of Securities)


                                   02889P 10 9
                                 (CUSIP Number)


                                December 14, 2001
             (Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

                                [ ] Rule 13d-l(b)
                                [ ] Rule 13d-l(c)
                                [X] Rule 13d-l(d)


The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 02889P 10 9
------------------------------------------------------------------------------
      1.   Names of Reporting Persons.

                American BioScience, Inc. ("ABI")

           I.R.S. Identification Nos. of above persons (entities only).
                95-4486088

 -----------------------------------------------------------------------------
      2.   Check the Appropriate Box if a Member of a Group (See Instructions)
           (a)    [ ]
           (b)    [X]

------------------------------------------------------------------------------
      3.   SEC Use Only

------------------------------------------------------------------------------
      4.   Citizenship or Place of Organization

              California

------------------------------------------------------------------------------

        Number of             5.    Sole Voting Power               31,989,440

        Shares                ------------------------------------------------

        Beneficially          6.    Shared Voting Power                      0

        Owned by              ------------------------------------------------

        Each                  7.    Sole Dispositive Power          31,989,440

        Reporting             ------------------------------------------------

        Person With           8.    Shared Dispositive Power                 0

------------------------------------------------------------------------------

      9.   Aggregate Amount Beneficially Owned by Each Reporting Person

              31,989,440*

      10.  Check if the Aggregate Amount in Row (9) Excludes Certain Shares [ ].

              Not applicable.

      11.  Percent of Class Represented by Amount in Row (9)

              65.5%

      12.  Type of Reporting Person (See Instructions)

              CO

* Except that Themba Trust and Steven H. Hassan may be deemed to have shared power to dispose of, and Mr. Soon-Shiong may be deemed to have shared power to vote and dispose of these shares.

CUSIP No. 02889P 10 9
-----------------------------------------------------------------------------
      1.   Names of Reporting Persons.

           Themba Trust

           I.R.S. Identification Nos. of above persons (entities only).

 -----------------------------------------------------------------------------
      2.   Check the Appropriate Box if a Member of a Group (See Instructions)
           (a)    [ ]
           (b)    [X]

------------------------------------------------------------------------------
      3.     SEC Use Only

------------------------------------------------------------------------------
      4.     Citizenship or Place of Organization

                Themba Trust is established under the laws of the Isle of Man.

------------------------------------------------------------------------------

        Number of             5.    Sole Voting Power                  0

        Shares                ------------------------------------------------

        Beneficially          6.    Shared Voting Power       31,989,440

        Owned by              ------------------------------------------------

        Each                  7.    Sole Dispositive Power             0

        Reporting             ------------------------------------------------

        Person With           8.    Shared Dispositive Power  31,989,440

------------------------------------------------------------------------------

      9.   Aggregate Amount Beneficially Owned by Each Reporting Person

              31,989,440**

      10.  Check if the Aggregate Amount in Row (9) Excludes Certain Shares [ ].

              Not applicable.

      11.  Percent of Class Represented by Amount in Row (9)

              65.5%

      12.Type of Reporting Person (See Instructions)

              OO

** Includes 31,989,440 shares of common stock of the issuer directly owned by ABI. Themba Trust is the record holder of a majority of the outstanding capital stock of ABI, and may be deemed to have shared power to dispose of the shares directly owned by ABI.

CUSIP No. 02889P 10 9
-----------------------------------------------------------------------------
      1.   Names of Reporting Persons.

           Steven H. Hassan

           I.R.S. Identification Nos. of above persons (entities only).

 -----------------------------------------------------------------------------
      2.   Check the Appropriate Box if a Member of a Group (See Instructions)
           (a)    [ ]
           (b)    [X]

------------------------------------------------------------------------------
      3.     SEC Use Only

------------------------------------------------------------------------------
      4.     Citizenship or Place of Organization

                 United States

------------------------------------------------------------------------------

        Number of             5.    Sole Voting Power                  0

        Shares                ------------------------------------------------

        Beneficially          6.    Shared Voting Power       31,989,440

        Owned by              ------------------------------------------------

        Each                  7.    Sole Dispositive Power             0

        Reporting             ------------------------------------------------

        Person With           8.    Shared Dispositive Power  31,989,440

------------------------------------------------------------------------------

      9.   Aggregate Amount Beneficially Owned by Each Reporting Person

               31,989,440***

      10.  Check if the Aggregate Amount in Row (9) Excludes Certain Shares [ ].

               Not applicable.

      11.  Percent of Class Represented by Amount in Row (9)

               65.5%

      12.  Type of Reporting Person (See Instructions)

               IN

*** Includes 31,989,440 shares held by ABI. Mr. Hassan is a trustee of Themba Trust with primary control over its assets, and may be deemed to have shared power to dispose of the shares directly owned by ABI. Corporate Management & Business Services Limited, an Isle of Man organization, has secondary control over the assets held by Themba Trust as co-trustee.

CUSIP No. 02889P 10 9
-----------------------------------------------------------------------------
      1.   Names of Reporting Persons.

           Patrick Soon-Shiong

           I.R.S. Identification Nos. of above persons (entities only).
 -----------------------------------------------------------------------------
      2.   Check the Appropriate Box if a Member of a Group (See Instructions)
           (a)    [ ]
           (b)    [X]

------------------------------------------------------------------------------
      3.     SEC Use Only

------------------------------------------------------------------------------
      4.     Citizenship or Place of Organization

                  United States

------------------------------------------------------------------------------

        Number of             5.    Sole Voting Power           596,250

        Shares                ------------------------------------------------

        Beneficially          6.    Shared Voting Power      31,989,440

        Owned by              ------------------------------------------------

        Each                  7.    Sole Dispositive Power      596,250

        Reporting             ------------------------------------------------

        Person With           8.    Shared Dispositive Power  31,989,440

------------------------------------------------------------------------------

      9.   Aggregate Amount Beneficially Owned by Each Reporting Person

                32,585,690****

      10.  Check if the Aggregate Amount in Row (9) Excludes Certain Shares [ ].

                Not applicable.

      11.  Percent of Class Represented by Amount in Row (9)

                66.7%

      12.  Type of Reporting Person (See Instructions)

                IN

**** Includes 96,250 shares of common stock purchasable under stock options and 500,000 shares of common stock directly owned by Mr. Soon-Shiong, and 31,989,440 shares directly owned by ABI. Mr. Soon-Shiong is the President and Chairman of the Board of Directors of ABI, and may be deemed to have shared power to dispose of the shares directly owned by ABI. Mr. Soon-Shiong and his spouse are also beneficiaries of the Themba Trust.

Item 1.

        (a)    Name of Issuer

                American Pharmaceutical Partners, Inc.

        (b)    Address of Issuer's Principal Executive Offices

                11777 San Vicente Blvd., Suite 550
                Los Angeles, CA 90049

Item 2.

       (a)      Name of Person Filing

                This Schedule 13G is being filed on behalf of the following persons (the "Reporting Persons"):

                       i.     American BioScience, Inc.

                       ii.    Themba Trust

                       iii.   Steven H. Hassan

                       iv.    Patrick Soon-Shiong

                Themba Trust is the record holder of a majority of the capital stock of ABI, and may be deemed to have indirect beneficial ownership of the shares directly owned by ABI. Mr. Soon-Shiong and his spouse are beneficiaries of Themba Trust.

                Mr. Hassan is a trustee of Themba Trust with primary control over its assets, and may be deemed to have indirect beneficial ownership of the shares directly held by ABI. Corporate Management & Business Services Limited, an Isle of Man organization, has secondary control over the assets held by Themba Trust as co-trustee. Mr. Soon-Shiong is the President and Chairman of the Board of Directors of ABI, and as such may be deemed to have indirect beneficial ownership of the shares directly owned by ABI.

                Themba Trust and Mr. Hassan hereby disclaim any indirect beneficial ownership of shares directly owned by ABI except to the extent of any respective indirect pecuniary interest therein. Mr. Soon-Shiong hereby disclaims any indirect beneficial ownership of the shares directly owned by ABI except to the extent of any indirect pecuniary interest therein.

                Attached as Exhibit A is a copy of a Joint Filing Agreement by and among the Reporting Persons set forth above that this
                Schedule 13G is being filed on behalf of each Reporting Person.

       (b)      Address of Principal Business Office or, if none, Residence

                The principal business office of ABI and Mr. Soon-Shiong is located at 2730 Wilshire Boulevard, #110, Santa Monica, California 90403.

                The principal business address of Themba Trust and Mr. Hassan is 10182 Culver Boulevard, Culver City, California 90232.

       (c)      Citizenship

                i.     American BioScience, Inc. is a California corporation.

                ii. Themba Trust is a trust organized under the laws of the Isle of Man.

                iii.   Steven H. Hassan is a United States citizen.

                iv.    Patrick Soon-Shiong is a United States citizen.

       (d)      Title of Class of Securities

                       Common Stock, par value $0.001 per share.

       (e)      CUSIP Number

                       02889P 10 9

     Item 3. If this statement is filed pursuant to ss.ss.240.13d-l(b) or 240.13d-2(b) or (c), check whether the person filing is a:

                  Not applicable.

     Item 4.    Ownership.

The information in item 1 and items 5 through 11 on the cover pages (pp. 2 - 5) on this Schedule 13G is provided as of December 31, 2001 and is hereby incorporated by reference into this item 4.

     Item 5.    Ownership of Five Percent or Less of a Class.

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following [ ].

     Item 6.    Ownership of More than Five Percent on Behalf of Another Person.

                  Not applicable.

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company.

                  Not applicable.

Item 8.  Identification and Classification of Members of the Group.

                  Not applicable.

Item 9.     Notice of Dissolution of Group

                  Not applicable.

Item 10.    Certification

                                   SIGNATURES

After reasonable inquiry and to the best knowledge and belief of the undersigned, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

                                        AMERICAN BIOSCIENCE, INC.


                                        By: /s/ Patrick Soon-Shiong
                                            -----------------------
                                                Patrick Soon-Shiong
                                                President

                                        THEMBA TRUST


                                        By: /s/ Steven H. Hassan
                                            --------------------
                                                Steven H. Hassan
                                                Trustee




                                        By: /s/ Steven H. Hassan
                                            --------------------
                                                Steven H. Hassan



                                        By: /s/ Patrick Soon-Shiong
                                            -----------------------
                                                Patrick Soon-Shiong

                                  EXHIBIT INDEX


Exhibit A:      Joint Filing Agreement dated February 12, 2002, by and among
                American BioScience, Inc., Themba Trust, Steven H. Hassan and
                Patrick Soon-Shiong.

                                                                       Exhibit A



                             JOINT FILING AGREEMENT
                          PURSUANT TO RULE 13d-1(k)(1)
                          -----------------------------


     The undersigned acknowledge and agree that the foregoing statement of
Schedule 13G is filed on behalf of each of the undersigned and that all subsequent amendments to this Schedule 13G shall be filed on behalf of each of the undersigned without the necessity of filing additional joint filing agreements. The undersigned acknowledge that each shall be responsible for the timely filing of such amendments, and the completeness and accuracy of the information concerning it contained therein, but shall not be responsible for the completeness and accuracy of the information concerning the others, except to the extent that it knows or has reason to believe that such information is inaccurate.

Dated:  February 12, 2002


                                        AMERICAN BIOSCIENCE, INC.


                                        By: /s/ Patrick Soon-Shiong
                                            -----------------------
                                                Patrick Soon-Shiong
                                                President




                                        THEMBA TRUST


                                        By: /s/ Steven H. Hassan
                                            --------------------
                                                Steven H. Hassan
                                                Trustee




                                        By: /s/ Steven H. Hassan
                                            --------------------
                                                Steven H. Hassan




                                        By: /s/ Patrick Soon-Shiong
                                            -----------------------
                                                Patrick Soon-Shiong